Exhibit (a)(1)(D)
OCLARO, INC.
STOCK OPTION EXCHANGE LOGIN ID
Dear Employee,
     You should have received an email entitled “Stock Option Exchange Offer Material” with details about the Exchange Offer earlier today. In the email was a temporary password to log into your account at www.participantchoice.com/tenderoffer/Oclaro. To make your option exchange election more convenient, your login information is listed below. Your account is currently active and you can feel free to log into the account. As a reminder, the Exchange Offer expires at 5:00 p.m. Pacific Time on December 2, 2009, unless extended by Oclaro.
     If you have additional questions about the Exchange Offer or are having difficulties logging into your account, please email stock.admin@Oclaro.com or call +1 (408) 919-2737.
Login ID: XXXXXX